Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2005	2006	2007	2008	2009
Income from continuing operations before income tax	$290,980	$398,222	$510,496	$480,817	$586,177

Add:
Fixed charges	115,410	149,766	207,835	269,020	286,302
Amortization of capitalized interest	3,266	5,537	6,652	8,244	10,163

Less:
Interest capitalized	10,387	14,758	7,251	10,345	12,472
Equity in (losses) gains of unconsolidated affiliates	—	—	—	—	—
Losses attributable to minority interests	—	—	—	—	—

Earnings as adjusted	$399,269	$538,767	$717,732	$747,736	$870,170

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$81,960	$104,858	$160,642	$205,516	$218,844
Interest capitalized	10,387	14,758	7,251	10,345	12,472
Portion of rent expense representative of interest (30%)	23,063	30,150	39,942	53,159	54,986

Fixed charges	$115,410	$149,766	$207,835	$269,020	$286,302

Ratio of earnings to fixed charges	3.46	3.60	3.45	2.78	3.04